NEWS

Sequans Communications
Preliminary Second Quarter 2024 Financial Results

•Agrees to Sell its 4G IoT Technology for $200M to Qualcomm While Retaining License for Ongoing Use and Development

•Management to Hold a Conference Call Today, August 23, at 8:30 am ET

PARIS - August 23, 2024 - Sequans Communications S.A. (NYSE: SQNS) (“Sequans” or the “Company”), a leading developer and provider of 5G/4G semiconductors and IoT modules, today announced preliminary financial results for the second quarter ended June 30, 2024.

Second Quarter 2024 Summary Preliminary Results Table:

(in US$ millions, except share and per share data)	Q2 2024 (1)	Q1 2024	Q2 2023
Revenue	$9.7	$6.0	$9.2
Gross profit	$8.1	$3.9	$7.5
Gross margin (%)	84%	63.9%	82.3%
Operating loss	($3.7)	($8.5)	($5.4)
Net loss	($0.9)	($11.8)	($9.1)
Diluted loss per ADS	($0.01)	($0.19)	($0.16)
Non-IFRS diluted loss per ADS *	($0.09)	($0.14)	($0.10)
Weighted average number of diluted ADS (IFRS)	61,912,657	61,613,761	57,119,468
Weighted average number of diluted ADS (Non-IFRS)	61,912,657	61,613,761	57,119,468
(1) Final results are subject to finalization of the allocation of the Qualcomm transaction proceeds
* See Use of Non-IFRS/non-GAAP Financial Measures disclosure on page 3. IFRS Net Loss includes significant non-cash interest expense, debt amendment and change in value of embedded derivative that are excluded from Non-IFRS measures

"Our second quarter revenue was $9.7M, representing a 5.4% increase year-over-year and a 60.5% sequential increase. License and services revenue accounted for 75% of it, largely driven by the Monarch 2 manufacturing license agreement that we announced on June 18, 2024, which we can now disclose was with Qualcomm. Note however, that our Q2 2024 results presented here are subject to change based on the final allocation of the purchase price of the new Qualcomm deal we have just announced," said Georges Karam, CEO of Sequans.

A joint press release issued earlier today announced that Qualcomm Technologies, Inc. (“Qualcomm”), a subsidiary of Qualcomm Incorporated, will acquire Sequans’ 4G IoT technologies. Sequans, in addition to retaining full ownership of 5G intellectual property, will retain the right to sell, support, maintain and enhance its existing 4G product portfolio and develop new generations of chips and modules using such technologies. This deal enables Sequans to advance its Monarch (LTE-M/NB-IoT), Calliope (LTE Cat-1/Cat-1bis), and Cassiopeia (LTE Cat-4/Cat-6) lines, along with 5G RedCap and eRedCap product developments. This transaction will not affect Sequans’ existing contractual obligations or operations with customers, suppliers, and industry partners. It is expected to close by the end of October 2024, and is subject to customary closing conditions, including French regulatory approval.

Karam continued, "We are excited to enter into this transaction with Qualcomm. This transaction validates our LTE-M/NB-IoT and Cat 1bis technologies and strengthens our balance sheet. Retaining ownership of our 5G technology and a perpetual 4G license allows us to continue selling the Monarch and Calliope products families and expand towards 5G RedCap and eRedCap, enabling our continued growth and innovation."

Under the terms of the agreement with Qualcomm, Sequans will receive $185 million in cash, with $175 million payable at closing and up to an additional $10 million following the completion of a one-year warranty period. The remaining $15 million was paid under the pre-transaction manufacturing license agreement that was executed in June 2024 and will be credited toward the $200 million purchase price.

Sequans reports preliminary second quarter 2024 financial results

Q3 2024Outlook

As the allocation of the purchase price of the pending Qualcomm transaction will not be finalized until the 4th quarter, we are not able to provide the expected impact of this deal on our licensing and services results for the second half of this year. Focusing on product revenue, we anticipate a modest increase in the third quarter compared to Q2 and a further stronger performance in the fourth quarter of 2024. Overall, due to the anticipated increase in products moving into mass production over the coming quarters, we expect higher product revenue for the full year of 2025 compared to 2024.

Second Quarter 2024 Financial Summary:

Revenue: Revenue was $9.7 million, an increase of 60.5% compared to the first quarter of 2024 and an increase of 5.6% compared to the second quarter of 2023. Product revenue was $2.4 million, flat compared to the first quarter of 2024 and an increase of 144.5% compared to the second quarter of 2023. License and services revenue was $7.2 million, largely driven by the Monarch 2 manufacturing license agreement announced on June 18, 2024, and offsetting lowered licensing revenue from our Chinese strategic partner.

Gross margin: Gross margin was 84.0% compared to 63.9% in the first quarter of 2024 and 82.3% in the second quarter of 2023.

Operating loss: Operating loss was $3.7 million compared to $8.5 million in the first quarter of 2024 and $5.4 million in the second quarter of 2023.

Net loss: Net loss was $0.9 million, or ($0.01) per diluted ADS, compared to $11.8 million, or ($0.19) per diluted ADS, in the first quarter of 2024 and $9.1 million, or ($0.16) per diluted ADS, in the second quarter of 2023. Net loss in the second quarter of 2024 includes a gain of $13.6 million related to the impact of the debt extension, a gain of $39,000 on the change in fair value of the convertible debt derivative compared to a loss of $36,000 in the first quarter of 2024 and a gain of $0.3 million in the second quarter of 2023.

Non-IFRS loss and diluted loss per ADS: Excluding the non-cash stock-based compensation, the non-cash impact of the fair-value, the effective interest adjustments related to the convertible debt with embedded derivatives and other financings, non-IFRS net loss was $5.8 million, or ($0.09) per diluted ADS, compared to $8.8 million, or ($0.14) per diluted ADS in the first quarter of 2024, and $6.0 million, or ($0.10) per diluted ADS, in the second quarter of 2023. The non-IFRS net loss includes a foreign exchange gain of $90,000 in the second quarter of 2024, compared to a foreign exchange gain of $0.3 million in the first quarter of 2024 and a foreign exchange loss of $40,000 in the second quarter of 2023.

Cash: Cash and cash equivalents at June 30, 2024 totaled $13.1 million compared to $0.5 million at March 31, 2024. This amount includes $5 million from issuance of an unsecured promissory note in April 2024 and the $15 million upfront payment from the licensing agreement received in June 2024

Conference Call Details

Date: Friday, August 23, 2024
Time: 8:00 a.m. ET / 14:00 CET
Dial in: U.S. toll-free: 1-800-717-1738
International: +33 800 94 51 20
Access: When prompted, provide the event title or access code 1181953

A live and archived webcast of the call will be available from the Investor Relations section of the Sequans website at www.sequans.com/investors/webcasts-and-presentations. An audio replay of the conference call will be available until August 30, 2024, by dialing toll-free 1-844-512-2921 in the U.S. or +1 412-317-6671 from outside the U.S., using the following access coder: 1181953

Forward Looking Statements

This press release contains certain statements that are, or may be deemed to be, forward-looking statements with respect to the financial condition, results of operations and business of Sequans, including our business following completion of the transaction. These forward-looking statements include, but are not limited to, statements regarding the satisfaction of conditions to the completion of the proposed transaction and the expected completion of the proposed transaction, the timing and benefits thereof, as well as other statements that are not historical fact. These forward-looking statements can be identified by the fact that they do not relate to historical or current facts. Forward-looking statements also often use words such as “anticipate,” “target,” “continue,” “estimate,” “expect,” “forecast,”

Sequans reports preliminary second quarter 2024 financial results

“intend,” “may,” “plan,” “goal,” “believe,” “hope,” “aims,” “continue,” “could,” “project,” “should,” “will” or other words of similar meaning. These statements are based on assumptions and assessments made by Sequans in light of its experience and perception of historical trends, current conditions, future developments and other factors they believe appropriate. By their nature, forward-looking statements involve risk and uncertainty, because they relate to events and depend on circumstances that will occur in the future and the factors described in the context of such forward-looking statements in this announcement could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct, and you are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this announcement.

Forward-looking statements are not guarantees of future performance. Such forward-looking statements involve known and unknown risks and uncertainties that could significantly affect expected results and are based on certain key assumptions. Such risks and uncertainties include, but are not limited to, the potential failure to satisfy conditions to the completion of the proposed transaction due to the failure to obtain necessary regulatory or other approvals; the outcome of legal proceedings that may be instituted against Sequans and/or others relating to the transaction; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; significant or unexpected costs, charges or expenses resulting from the proposed transaction; and negative effects of this announcement or the consummation of the proposed transaction on the market price of Sequans’ ADS and ordinary shares. Many factors could cause actual results to differ materially from those projected or implied in any forward-looking statements. Among the factors that could cause actual results to differ materially from those described in the forward-looking statements are changes in the global, political, economic, business and competitive environments, market and regulatory forces. If any one or more of these risks or uncertainties materializes or if any one or more of the assumptions prove incorrect, actual results may differ materially from those expected, estimated or projected. Such forward looking statements should therefore be construed in the light of such factors. A more complete description of these and other material risks can be found in Sequans’ filings with the SEC, including its annual report on Form 20-F for the year ended December 31, 2023, subsequent filings on Form 6-K and other documents that may be filed from time to time with the SEC. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date of this announcement. Sequans undertakes no obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by applicable law.

Use of Non-IFRS/non-GAAP Financial Measures

To supplement our unaudited consolidated financial statements prepared in accordance with IFRS, we disclose certain non-IFRS, or non-GAAP, financial measures. These measures exclude the non-cash stock-based compensation and the non-cash impacts of convertible debt extensions, effective interest adjustments related to the convertible debt with embedded derivatives and other financings; deferred tax benefit or expense related to the convertible debt and other financings. We believe that these measures can be useful to facilitate comparisons among different companies. These non-GAAP measures have limitations in that the non-GAAP measures we use may not be directly comparable to those reported by other companies. We seek to compensate for this limitation by providing a reconciliation of the non-GAAP financial measures to the most directly comparable IFRS measures in the table attached to this press release.

About Sequans Communications
Sequans Communications S.A. (NYSE: SQNS) is a leading semiconductor company specialized in wireless cellular technology for the Internet of Things (IoT). Our engineers design and develop innovative, secure, and scalable technologies that power the next generation of connected devices. We offer a wide range of solutions, including chips, modules, IP and services. Our Monarch (NB-IoT/LTE-M), Calliope (LTE Cat 1/Cat 1bis), and Taurus (5G NR) platforms are optimized for IoT, delivering breakthroughs in wireless connectivity, power efficiency, security, and performance.
Established in 2003, Sequans is headquartered in France and has a global presence with offices in the United States, United Kingdom, Israel, Hong Kong, Singapore, Finland, Taiwan, and China. Visit Sequans online at www.sequans.com, and follow us on X and Linked-In.

Sequans investor relations: Kim Rogers (USA), +1 385.831.7337, ir@sequans.com
Sequans media relations: Linda Bouvet (France), +33 170721600 media@sequans.com

Condensed financial tables follow

Sequans reports preliminary second quarter 2024 financial results

SEQUANS COMMUNICATIONS S.A.

PRELIMINARY UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended
(in thousands of US$, except share and per share amounts)	June 30, 2024 (1)	Mar 31, 2024	June 30, 2023

Revenue :
Product revenue	$2,435	$2,468	$996
License and services revenue	7,240	3,559	8,162
Total revenue	9,675	6,027	9,158
Cost of revenue	1,547	2,173	1,625
Gross profit	8,128	3,854	7,533
Operating expenses :
Research and development	5,789	6,613	6,346
Sales and marketing	3,131	2,872	2,982
General and administrative	2,916	2,902	3,588

Total operating expenses	11,836	12,387	12,916
Operating profit (loss)	(3,708)	(8,533)	(5,383)
Financial income (expense):
Interest income (expense), net	(10,806)	(3,318)	(2,796)
Change in fair value of convertible debt derivative	39	(36)	325
Impact of debt amendment	13,620	—	—
Foreign exchange gain (loss)	90	264	(40)
Profit (Loss) before income taxes	(765)	(11,623)	(7,894)
Income tax expense	146	167	1,223
Profit (Loss)	$(911)	$(11,790)	$(9,117)
Attributable to :
Shareholders of the parent	(911)	(11,790)	(9,117)
Minority interests	—	—	—
Basic loss per ADS	($0.01)	($0.19)	($0.16)
Diluted loss per ADS	($0.01)	($0.19)	($0.16)
Weighted average number of ADS used for computing:
— Basic	61,912,657	61,613,761	57,119,468
— Diluted	61,912,657	61,613,761	57,119,468
(1) Final results are subject to finalization of the allocation of the Qualcomm deal transaction proceeds

Sequans reports preliminary second quarter 2024 financial results

SEQUANS COMMUNICATIONS S.A.

PRELIMINARY UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Six months ended June 30,
(in thousands of US$, except share and per share amounts)	2024 (1)	2023

Revenue :
Product revenue	$4,903	$3,336
License and services revenue	10,799	17,721
Total revenue	15,702	21,057
Cost of revenue	3,720	4,181
Gross profit	11,982	16,876
Operating expenses :
Research and development	12,402	13,834
Sales and marketing	6,003	6,015
General and administrative	5,818	6,406

Total operating expenses	24,223	26,255
Operating profit (loss)	(12,241)	(9,379)
Financial income (expense):
Interest income (expense), net	(14,124)	(5,311)
Change in fair value of convertible debt derivative	3	2,627
Impact of debt amendment	13,620	—
Foreign exchange gain (loss)	354	(205)
Profit (Loss) before income taxes	(12,388)	(12,268)
Income tax expense	313	1,889
Profit (Loss)	$(12,701)	$(14,157)
Attributable to :
Shareholders of the parent	(12,701)	(14,157)
Minority interests	—	—
Basic loss per ADS	($0.21)	($0.27)
Diluted loss per ADS	($0.21)	($0.27)
Weighted average number of ADS used for computing:
— Basic	61,764,688	52,774,984
— Diluted	61,764,688	52,774,984
(1) Final results are subject to finalization of the allocation of the Qualcomm deal transaction proceeds

Sequans reports preliminary second quarter 2024 financial results

SEQUANS COMMUNICATIONS S.A.
PRELIMINARY UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	At June 30,	At Dec 31,
(in thousands of US$)	2024 (1)	2023
ASSETS
Non-current assets
Property, plant and equipment	$5,570	$6,815
Intangible assets	75,732	64,300
Deposits and other receivables	3,234	801
Other non-current financial assets	349	360
Total non-current assets	84,885	72,276
Current assets
Inventories	4,523	6,335
Trade receivables	2,636	8,115
Contract assets	219	497
Prepaid expenses	1,500	1,422
Other receivables	7,651	4,839
Research tax credit receivable	7,727	9,983
Cash and cash equivalents	13,108	5,705
Total current assets	37,364	36,896
Total assets	$122,249	$109,172
EQUITY AND LIABILITIES
Equity
Issued capital, euro 0.01 nominal value, 248,694,416 shares authorized, issued and outstanding at June 30, 2024 (246,262,004 shares at December 31, 2023)	$2,905	$2,878
Share premium	14,542	14,568
Other capital reserves	73,378	70,261
Accumulated deficit	(106,063)	(93,362)
Other components of equity	(685)	(416)
Total equity	(15,923)	(6,071)
Non-current liabilities
Government grant advances, loans and other liabilities	7,908	3,256
Lease liabilities	1,120	1,645
Provisions	1,932	2,222
Deferred tax liabilities	263	264
Total non-current liabilities	11,223	7,387
Current liabilities
Trade payables	14,935	16,281
Interest-bearing receivables financing	6,204	9,544
Lease liabilities	1,301	1,471
Convertible debt	48,846	52,278
Convertible debt embedded derivative	—	3
Unsecured related party loan	25,897	8,922
Government grant advances and loans	7,380	4,606
Contract liabilities	10,954	5,852
Other current liabilities and provisions	11,432	8,899
Total current liabilities	126,949	107,856
Total equity and liabilities	$122,249	$109,172
(1) Final results are subject to finalization of the allocation of the Qualcomm deal transaction proceeds

Sequans reports preliminary second quarter 2024 financial results

PRELIMINARY UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

	Six months ended June 30,
(in thousands of US$)	2024 (1)	2023
Operating activities
Profit (Loss) before income taxes	$(12,388)	$(12,268)
Non-cash adjustment to reconcile income before tax to net cash from (used in) operating activities
Depreciation and impairment of property, plant and equipment	1,670	1,953
Amortization and impairment of intangible assets	2,748	4,669
Share-based payment expense	2,964	3,559
Decrease in provisions	(219)	(1)
Interest expense, net	14,124	5,311
Change in the fair value of convertible debt embedded derivative	(3)	(2,627)
Convertible debt amendment	(13,620)	—
Foreign exchange loss (gain)	216	281
Working capital adjustments
Decrease (Increase) in trade receivables and other receivables	5,209	(5,163)
Decrease (increase) in inventories	1,812	983
Increase in research tax credit receivable	(987)	(1,211)
Increase (Decrease) in trade payables and other liabilities	792	1,040
Decrease in contract liabilities	5,102	(621)
Decrease in government grant advances	3,112	(333)
Income tax paid	(560)	(794)
Net cash flow used in operating activities	9,972	(5,222)
Investing activities
Purchase of intangible assets and property, plant and equipment	(1,200)	(2,118)
Capitalized development expenditures	(14,851)	(11,931)
Sale (Purchase) of financial assets	60	28
Decrease of short-term deposit	—	—
Interest received	27	99
Net cash flow used in investments activities	(15,964)	(13,922)
Financing activities
Proceeds (Repayment of) from interest-bearing receivables financing	577	(910)
Proceeds from loans	14,000	—
Proceeds from interest-bearing research project financing	934	545
Payment of lease liabilities	(753)	(657)
Repayment of government loans	(679)	(782)
Repayment of interest-bearing research project financing	(266)	(693)
Interest paid	(412)	(694)
Net cash flows from financing activities	13,401	16,364
Net increase (decrease) in cash and cash equivalents	7,409	(2,780)
Net foreign exchange difference	(6)	2
Cash and cash equivalents at January 1	5,705	5,671
Cash and cash equivalents at end of the period	13,108	2,893
(1) Final results are subject to finalization of the allocation of the Qualcomm deal transaction proceeds

Sequans reports preliminary second quarter 2024 financial results

SEQUANS COMMUNICATIONS S.A.

PRELIMINARY UNAUDITED RECONCILIATION OF NON-IFRS FINANCIAL RESULTS

(in thousands of US$, except share and per share amounts)	Three months ended
	June 30, 2024 (3)	March 31, 2024	June 30, 2023
Net IFRS gain (loss) as reported	$(911)	$(11,790)	$(9,117)
Add back
Non-cash stock-based compensation expense according to IFRS 2 (1)	1,847	1,117	1,778
Non-cash change in the fair value of convertible debt embedded derivative	(39)	36	(325)
Non-cash interest on convertible debt and other financing (2)	6,972	1,833	1,706
Non-cash impact of convertible debt amendment	(13,620)	—	—
Non-IFRS gain (loss) adjusted	$(5,751)	$(8,804)	$(5,958)
IFRS basic gain (loss) per ADS as reported	($0.01)	($0.19)	($0.16)
Add back
Non-cash stock-based compensation expense according to IFRS 2 (1)	$0.03	$0.02	$0.04
Non-cash change in the fair value of convertible debt embedded derivative	$0.00	$0.00	($0.01)
Non-cash interest on convertible debt and other financing (2)	$0.11	$0.02	$0.03
Non-IFRS basic gain (loss) per ADS	($0.09)	($0.14)	($0.10)
IFRS diluted gain (loss) per ADS	($0.01)	($0.19)	($0.16)
Add back
Non-cash stock-based compensation expense according to IFRS 2 (1)	$0.03	$0.02	$0.04
Non-cash change in the fair value of convertible debt embedded derivative	$0.00	$0.00	($0.01)
Non-cash interest on convertible debt and other financing (2)	$0.10	$0.02	$0.03
Non-cash impact of convertible debt amendment	($0.22)	$0.00	$0.00
Non-IFRS diluted gain (loss) per ADS	($0.09)	($0.14)	($0.10)

(1) Included in the IFRS loss as follows:
Cost of product revenue	$27	$17	$27
Research and development	509	318	488
Sales and marketing	435	243	361
General and administrative	876	539	902
(2) Related to the difference between contractual and effective interest rates
(3) Final results are subject to finalization of the allocation of the Qualcomm deal transaction proceeds

Sequans reports preliminary second quarter 2024 financial results

SEQUANS COMMUNICATIONS S.A.

PRELIMINARY UNAUDITED RECONCILIATION OF NON-IFRS FINANCIAL RESULTS

(in thousands of US$, except share and per share amounts)	Six months ended June 30,
	2024 (3)	2023
Net IFRS gain (loss) as reported	$(12,701)	$(14,157)
Add back
Non-cash stock-based compensation expense according to IFRS 2 (1)	2,964	3,559
Non-cash change in the fair value of convertible debt embedded derivative	(3)	(2,627)
Non-cash interest on convertible debt and other financing (2)	8,805	3,114
Non-cash impact of deferred tax income (loss)	—	—
Impact of debt reimbursement	—	—
Non-cash impact of convertible debt amendment	(13,620)	—
Non-IFRS gain (loss) adjusted	$(14,555)	$(10,111)
IFRS basic gain (loss) per ADS as reported	($0.21)	($0.27)
Add back
Non-cash stock-based compensation expense according to IFRS 2 (1)	$0.05	$0.07
Non-cash change in the fair value of convertible debt embedded derivative	$0.00	($0.05)
Non-cash interest on convertible debt and other financing (2)	$0.14	$0.06
Non-cash impact of deferred tax income (loss)	$0.00	$0.00
Impact of debt reimbursement	$0.00	$0.00
Non-cash impact of convertible debt amendment	($0.22)	$0.00
Non-IFRS basic gain (loss) per ADS	($0.24)	($0.19)
IFRS diluted gain (loss) per ADS	($0.21)	($0.27)
Add back
Non-cash stock-based compensation expense according to IFRS 2 (1)	$0.05	$0.07
Non-cash change in the fair value of convertible debt embedded derivative	$0.00	($0.05)
Non-cash interest on convertible debt and other financing (2)	$0.14	$0.06
Non-cash impact of deferred tax income (loss)	$0.00	$0.00
Impact of debt reimbursement	$0.00	$0.00
Non-cash impact of convertible debt amendment	($0.22)	$0.00
Non-IFRS diluted gain (loss) per ADS	($0.24)	($0.19)

(1) Included in the IFRS loss as follows:
Cost of product revenue	$44	$59
Research and development	827	958
Sales and marketing	678	708
General and administrative	1,415	1,834
(2) Related to the difference between contractual and effective interest rates
(3) Final results are subject to finalization of the allocation of the Qualcomm deal transaction proceeds